UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

       (Check One): [ ] Form 10-K [ ] Form 20-F [ ]Form 11-K [X]Form 10-Q
                          [ ] Form N-SAR [ ] Form N-CSR

                        For Period Ended: March 31, 2005
                                          --------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                             ACCUPOLL HOLDING CORP.
                             ----------------------
                             Full name of Registrant

                          1501 Red Hill Ave., Suite 220
                          -----------------------------
            Address of Principal Executive Office (Street and Number)

                                Tustin, CA 92780
                                ----------------
                            City, State and Zip Code


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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |    (a)  The  reasons  described  in  reasonable  detail  in  Part III
         |         of this  form  could not be eliminated without  unreasonable
         |         effort or expense;
         |    (b)  The subject annual report, semi-annual report, transition
         |         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
         |         Form N-CSR, or portion thereof, will be filed on or before
[X]      |         the fifteenth  calendar day following the prescribed due
         |         date; or the subject quarterly report or transition report
         |         on Form 10-Q, or portion thereof will be filed on or before
         |         the fifth calendar day following the prescribed due date; and
         |    (c)  The accountant's statement or other exhibit required by Rule
         |         12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

     The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     Mark R. Ziebell           (949)             660-7700
                     ---------------           -----             --------
                         (Name)            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The registrant's net sales for the quarter ended March 31, 2005 decreased by approximately 45% compared to net sales for the quarter ended March 31, 2004. The sales are solely provided by the registrant's subsidiary, Z prompt, Inc. The decrease in net sales is primarily a result of the loss of a significant customer in November 2004.

          Net loss for the quarter ended March 31, 2005 was reduced by approximately 55% compared to net loss for the quarter ended March 31, 2004. The lower net loss was primarily due to impairment of goodwill expenses incurred in the quarter ended March 31, 2004 and also to reduced interest expenses.

--------------------------------------------------------------------------------
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                             ACCUPOLL HOLDING CORP.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2005                              By:   /s/ Frank Wiebe
      ------------                                   ---------------------------
                                                      Frank Wiebe
                                                      President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.